UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ RYUTARO KUSAMA
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice of Repayment of Public Fund Preferred Shares, Repurchase of Own Shares and

Repurchase through ToSTNeT-2

Tokyo, February 28, 2006—Mitsubishi UFJ Financial Group, Inc. (President & CEO; Nobuo Kuroyanagi) (the “Company”) hereby announces that the Company had made proposals to Deposit Insurance Corporation of Japan (the “DIC”) through the Resolution and Collection Corporation (the “RCC”), with respect to Preferred Shares of the Company which had been subscribed by the RCC, for the transfer of a portion of Class 12 Preferred Shares, and for the partial conversion of Class 8 and 9 Preferred Shares into Ordinary Shares of the Company and for the disposal by the RCC of the Ordinary Shares issued upon the conversion, as described in the following Section 1, and such proposals were approved today.

The Company also announces that, with a view to the disposal by the RCC of the Ordinary Shares issued upon such conversion, the repurchase of its own shares and its specific method as described in the following Section 2 were resolved at the meeting of the Board of Directors of the Company today pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan and Article 6, Paragraph 1 of the Articles of Incorporation of the Company. In addition to the resolution with respect to such repurchase of its own shares, the Company announces that it was also resolved that the repurchase of its own shares, which was announced by the Company on December 6, 2005, be terminated upon the repurchase effected on December 7, 2005, as described in the following section 3.

PARTICULAR

1.	Repayment of Public Fund Preferred Shares

(1)	Transfer of Class 12 Preferred Shares

Expected date of the transfer is March 3, 2006.

To whom	Aggregate number of the transfer	Number of shares to be transferred
The Norinchukin Bank	¥100,061,600,000	45,400 shares
Nippon Life Insurance Company	¥100,061,600,000	45,400 shares
Meiji Yasuda Life Insurance Company	¥50,251,200,000	22,800 shares
Taiyo Life Insurance Company	¥24,905,200,000	11,300 shares
Daido Life Insurance Company	¥24,905,200,000	11,300 shares

(2)	Conversion of Preferred Shares into Ordinary Shares

Name	Class 8 Preferred Shares	Class 9 Preferred Shares
Aggregate Amount of Conversion	¥155,400,000,000	¥24,900,000,000
Number of Preferred Shares to be Converted	51,800 shares	12,450 shares
Conversion Price/ conversion rate	¥1,693,500	1.826
Date on Which Conversion is Requested	February 28, 2006	February 28, 2006
Number of Ordinary Shares Issued upon Conversion	91,762.63 shares	22,733.70 shares

(3)	Disposal by the RCC of Ordinary Shares Issued upon Conversion

The Company will repurchase the Ordinary Shares issued upon the conversion as its own shares in accordance with the following Section 2. The Company had requested the DIC through the RCC to demand that the Company purchases any shares representing fractional numbers less than one (1) (0.63 shares and 0.70 shares) pursuant to the provisions of Article 220-6 of the Commercial Code of Japan, and such request was approved.

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2.	Repurchase of Own Shares

(1)	Reason for Repurchase of Own Shares

The Company’s main purpose is to repurchase the Ordinary Shares issued upon the conversion of the public fund preferred shares.

(2)	Outline of Repurchase

Type of Shares to be Repurchased	Ordinary Shares of the Company
Aggregate Number of Shares to be Repurchased	Up to 120,000.00 shares
Aggregate Amount of Repurchase Price	Up to ¥210,000,000,000

(3)	Specific Method of Repurchase

Method of Repurchase	The Company will make a order to purchase through ToSTNeT-2 of the Tokyo Stock Exchange (closing price orders) which shall be executed at 8:45 a.m. on March 1, 2006 at ¥1,750,000 per share, today’s (February 28, 2006) closing price of Ordinary Shares of the Company traded on the Tokyo Stock Exchange. The trading system and trading hour shall not be changed to other trading systems or trading hours, and such purchase order shall be made at such trading hour only.

Type of Shares to be Repurchased	Ordinary Shares of the Company

Aggregate Number of Shares to be Repurchased	120,000.00 shares (Note 1) (Note 2)

(Note 1)	The aggregate number of shares to be repurchased shall not be changed. However, a part of or all of such shares may not be repurchased due to market conditions, etc.

(Note 2)	The shares for which orders to sell have been made shall be repurchased up to the number of shares scheduled to be repurchased.

(4)	Publication of Repurchase Results

The results of the repurchase shall be published after completion of transaction executed at 8:45 a.m. on March 1, 2006.

3.	Termination of repurchase of own shares

Due to the resolution of the repurchase of its own shares described in section 2 above, the repurchase of its own shares, which was announced by the company on December 6, 2005, shall be terminated upon the repurchase effected on December 7, 2005 as follows.

Types of shares that were repurchased	Ordinary shares of the Company
Aggregate number of shares that were repurchased	117,969 shares
Repurchase price	¥1,630,000
Aggregate amount of repurchase price	¥192,289,470,000
Date of repurchase	December 7, 2005
Method of repurchase	Purchase through ToSTNeT-2 of the Tokyo Stock Exchange (closing price order)

(Reference) Contents of the resolution of the board of directors regarding repurchase of own shares on December 6, 2005:

Types of shares to be repurchased	Ordinary shares of the Company
Aggregate number of shares to be repurchased	Up to 128,834 shares
Aggregate amount of repurchase price	Up to ¥210,000,000,000

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

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